18001026

SEC

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SEC FILE NUMBER
8 - 65468

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
Received
FEB 16 2018
WASH, DC

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FITZGIBBON TOIGO & CO., LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

412 PARK STREET
(No. and Street)

UPPER MONTCLAIR (City) NJ (State) 07043 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEN GEORGE (603) 380-5435
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEISBERG, MOLE', KRANTZ & GOLDFARB LLP
(Name -- *if individual, state last, first, middle name*)

185 CROSSWAYS PARK DRIVE (Address) WOODBURY (City) NY (State) 11797 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

yw

DM RMS

OATH OR AFFIRMATION

I, BRIAN FITZGIBBON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FITZGIBBON TOIGO & CO., LLC, as of December 31 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CEO

Title

Notary Public

MICHAEL P APRIGLIANO
Notary Public – State of New Jersey
My Commission Expires Sep 28, 2022

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Management statement regarding compliance with the exemption provisions for SEC Rule 15c3-3
- [X] (p) Report of Independent Registered Public Accounting Firm Regarding Rule 15c3-3 Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

☐

Fitzgibbon Toigo & Co., LLC

Financial Statements

December 31, 2017

Fitzgibbon Toigo & Co., LLC
Table of Contents
December 31, 2017

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Fitzgibbon Toigo & Co., LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Fitzgibbon Toigo & Co., LLC (a limited liability company) as of December 31, 2017, and the related statements of operations, changes in members' equity, and cash flows for the year then ended and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Fitzgibbon Toigo & Co., LLC as of December 31, 2017 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Fitzgibbon Toigo & Co., LLC's management. Our responsibility is to express an opinion on Fitzgibbon Toigo & Co., LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Fitzgibbon Toigo & Co., LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The Computation of Net Capital on page 10 has been subjected to audit procedures performed in conjunction with the audit of Fitzgibbon Toigo & Co., LLC's financial statements. The supplemental information is the responsibility of Fitzgibbon Toigo & Co., LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Weisberg, Molé, Krantz & Goldfarb, LLP

We have served as the Fitzgibbon Toigo & Co., LLC's auditor since 2008.

Woodbury, New York
February 1, 2018

FITZGIBBON TOIGO & CO., LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS

Cash and cash equivalents	$	96,821
Prepaid expenses		17,832
Computer equipment, net of accumulated depreciation of $14,049		4,749
Total assets	$	119,402

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	6,955
Unearned revenue		24,000
Total liabilities	$	30,955
Commitments & contingencies - none		
Members' Equity	$	88,447
Total liabilities and members' equity	$	119,402

The accompanying notes are an integral part of the financial statements.

FITZGIBBON TOIGO & CO., LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2017

REVENUES	
Marketing fee & other income	$ 341,093
EXPENSES	
Marketing expense	$ 165,315
Compensation, benefits & related expenses	66,049
Depreciation	1,080
Memberships & subscriptions	8,233
Professional fees	17,667
General, administrative & other	36,472
Total expenses	$ 294,816
Net income	$ 46,277

The accompanying notes are an integral part of the financial statements.

FITZGIBBON TOIGO & CO., LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the Year Ended December 31, 2017

Balance at January 1, 2017	$	95,738
Member withdrawals		(53,568)
Net income		46,277
Balance at December 31, 2017	$	88,447

The accompanying notes are an integral part of the financial statements.

FITZGIBBON TOIGO & CO., LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	46,277
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		1,080
Cash flow from changes in assets and liabilities:		
Increase in preaid expenses		(17,832)
Increase in accounts payable and accrued expenses		2,955
Decrease in unearned revenue		(1,000)
Total adjustments		(14,797)
Net cash provided by operating activities	$	31,480
CASH FLOWS FROM INVESTING ACTIVITIES		
Fixed asset purchases	$	(3,779)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member withdrawals	$	(53,568)
Net change in cash	$	(25,867)
Cash and cash equivalents at beginning of year		122,688
Cash and cash equivalents at end of year	$	96,821
SUPPLEMENTAL CASH FLOW DISCLOSURES:		
Interest paid	$	-
Income taxes paid	$	-

The accompanying notes are an integral part of the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Fitzgibbon Toigo & Co., LLC ("the Company"), a wholly-owned subsidiary of Fitzgibbon Toigo & Associates, LLC, ("FTA") became a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") on January 10, 2003.

Revenue Recognition

Transactions for fees, income and expense are recorded on a trade-date basis. Consulting fees are recorded as earned by performance of services. The Company receives a share of annual management fees based on assets under management which are accrued on a monthly basis. The Company also receives a share of incentive fees based on attaining certain performance benchmarks on client accounts. Incentives fees are determined annually after the close of the underlying fund's fiscal year which differs from that of the Company. Because of the inherent uncertainty in the fund's performance for its fiscal year end, the Company's share of incentive fees is not recognized until the fund's financial benchmarks are met.

Use of Estimates and Subsequent Events

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates. The Company has evaluated events and transactions that occurred through February 1, 2018, which is the date the financial statements were available for issuance, for possible disclosure and recognition in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks, and short-term, highly liquid investments purchased with an original maturity of three months or less.

Computer Equipment

Computer equipment is stated at cost and depreciated on the straight line method over its estimated useful life of three years. Depreciation expense amounted to $1,080 for the year ended December 31, 2017.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Income Taxes

As a single member limited liability company, the Company's assets, liabilities, income and expenses are treated as if FTA directly owned these amounts for federal and state income tax purposes and, accordingly, the Company will generally not be subject to income taxes. Rather, taxable items of income and deductible expenses are reflected on the tax return of FTA, its only member, which is treated as a partnership for income tax purposes. Accordingly, the Company's results of operations are presented without a provision for income taxes.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $65,866 which was $60,866 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .47 to 1.

NOTE 3 – REGULATION

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the FINRA, which had been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

NOTE 4 – CREDIT & OFF BALANCE SHEET RISK

Accounts receivable and substantially all the Company's revenue are due from a single client. The Company does not have uninsured bank balances that exceed FDIC insured limits and does not hold any financial instruments with off-balance-sheet risk.

NOTE 5 – CUSTOMER PROTECTION RULE

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i). As the Company does not handle any customer funds, there is no need to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

Supplementary Information

FITZGIBBON TOIGO & CO., LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2017

NET CAPITAL		
Total members' equity	$	88,447
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital	$	88,447
Additions: none		
Deductions:		
Non-allowable assets	$	22,581
Total deductions	$	22,581
Net capital before haircuts on securities positions	$	65,866
Haircuts on securities		-
Net capital	$	65,866
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accrued expenses and other payables	$	6,955
Unearned revenue		24,000
Total aggregate indebtedness	$	30,955
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6 2/3% of aggregate indebtedness) (A)	$	2,064
Minimum dollar net capital requirement for reporting broker or dealer (B)	$	5,000
Net capital requirement (greater of (A) or (B))	$	5,000
Excess net capital	$	60,866
Net capital less 120% of minimum required	$	59,866
Ratio: Aggregate indebtedness to net capital (percentage)		.47 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
(Included in Part II A of Form X-17A-5 as of December 31, 2017)		
Net capital as reported in Company's Part II A (unaudited) FOCUS report	$	65,866
Adjustments		-
Net capital per above	$	65,866

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Statement of Exemption From SEC Rule 15c3-3, in which (1) Fitzibbon Toigo & Co., LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Fitzibbon Toigo & Co., LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: ((2)(i)) (the "exemption provisions") and (2) Partner Capital Group, LLC stated that Fitzgibbon Toigo & Co., LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Fitzibbon Toigo & Co., LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fitzibbon Toigo & Co., LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph(k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, New York
February 1, 2018

185 Crossways Park Drive, Woodbury, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

Fitzgibbon Toigo & Co., LLC
Exemption Report pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2017

Fitzgibbon Toigo & Co., LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Fitzgibbon Toigo & Co., LLC operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions throughout the most recent year without exception.

I, Brian Fitzgibbon, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Brian Fitzgibbon, CEO/President 2/1/18